Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of September 30, 2020

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

September 30, 2020

(Unaudited)

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RESPECTED
TRUSTED
PROFESSIONAL

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co.,Ltd.(the Company). These financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2020 and the related separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2020, and notes to the separate interim financial statements, including a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 26 of the financial statements. As explained in Note 26, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Company's ability to generate revenue.

Other Matters

The separate statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2019, presented herein for comparative purposes, were reviewed by KPMG Samjong whose report dated November 14, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The separate financial statements of the Company for the year ended December 31, 2019, were audited by KPMG Samjong who expressed an unqualified opinion on those statements, not presented herein, on March 5, 2020. The separate statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019

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Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

November 16, 2020

Seoul, Korea

This report is effective as of November 16, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

September 30, 2020 and December 31, 2019

(In millions of Korean won)	Note		September 30, 2020 (Unaudited)	December 31, 2019

Assets
Due from banks at amortized cost	4, 5, 25	~~W~~	750,021	167
Financial assets at fair value through profit or loss	4, 6		1,235,397	443,377
Derivative assets	4, 7		24,352	24,352
Financial assets at amortized cost	4, 8, 25		3,592,243	2,219,698
Property and equipment	25		4,090	5,488
Intangible assets			5,576	5,618
Investments in subsidiaries	9		29,968,054	28,980,275
Deferred tax assets			-	1,460
Other assets	4, 8, 25		487,557	580,887
Total assets		~~W~~	36,067,290	32,261,322

Liabilities
Derivative liabilities	4, 7	~~W~~	17,687	17,687
Borrowings	4, 10		290,000	-
Debt securities issued	4, 11		10,114,990	9,147,640
Defined benefit liabilities	12		5,406	4,851
Other liabilities	4, 25		532,816	625,718
Total liabilities			10,960,899	9,795,896

Equity	13
Capital stock			2,969,277	2,732,463
Hybrid bonds			2,179,934	1,731,235
Capital surplus			11,349,464	10,155,223
Capital adjustments			(45,718)	(600,000)
Accumulated other comprehensive loss			(7,512)	(7,420)
Retained earnings			8,660,946	8,453,925
Total equity			25,106,391	22,465,426
Total liabilities and equity		~~W~~	36,067,290	32,261,322

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

Three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of Korean won, except earnings per share data)	Note		September 30, 2020 (Unaudited)		September 30, 2019 (Unaudited)
			Three-month	Nine- month	Three-month	Nine- month
Interest income	22, 25	~~W~~
Financial assets at amortized cost			18,884	49,750	9,085	29,845
Interest expense	25		(60,200)	(174,525)	(52,454)	(152,438)
Net interest expense	14		(41,316)	(124,775)	(43,369)	(122,593)

Fees and commission income	22, 25		15,231	46,696	12,441	37,323
Fees and commission expense	25		(71)	(312)	(397)	(751)
Net fees and commission income	15		15,160	46,384	12,044	36,572

Dividend income	16, 22, 25		892	1,386,640	38,800	1,320,944
Net gain on financial assets at fair value through profit or loss	22		45,123	77,975	5,049	15,132
Net trading income(loss)	22		(2,674)	2,309	6,250	17,449
Provision for(reversal of ) credit loss allowance	17		(589)	(1,362)	91	8
General and administrative expenses	18, 25		(25,102)	(72,096)	(23,787)	(73,234)
Other operating income			-	-	-	2,334

Operating income(loss)			(8,506)	1,315,075	(4,922)	1,196,612

Non-operating expense			(354)	(757)	(179)	(825)

Profit (loss) before income taxes			(8,860)	1,314,318	(5,101)	1,195,787

Income tax expense (benefit)	20		1,923	2,978	(525)	(2,904)
Profit (loss) for the period			(10,783)	1,311,340	(4,576)	1,198,691

Other comprehensive loss for the period, net of income tax
Items that will never be reclassified to profit or loss : Re-measurements of the defined benefit liability			-	(92)	-	(1,469)

Total comprehensive income (loss) for the period		~~W~~	(10,783)	1,311,248	(4,576)	1,197,222

Basic and diluted earnings (loss) per share in Korean won	21	~~W~~	(81)	2,505	(54)	2,390

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

Nine-month periods ended September 30, 2020 and 2019

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068
Total comprehensive income (loss) for the period:
Profit for the period		-	-	-	-	-	1,198,691	1,198,691
Other comprehensive loss		-	-	-	-	(1,469)	-	(1,469)
		-	-	-	-	(1,469)	1,198,691	1,197,222
Transactions with owners:
Dividends		-	-	-	-	-	(753,041)	(753,041)
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791
Dividend to hybrid bonds		-	-	-	-	-	(58,366)	(58,366)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)
		87,410	199,476	660,381	(444,077)	-	(811,407)	(308,217)
Balance at September 30, 2019 (Unaudited)	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(6,918)	8,527,070	22,539,073
Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(7,420)	8,453,925	22,465,426
Total comprehensive income (loss) for the period:
Profit for the period		-	-	-	-	-	1,311,340	1,311,340
Other comprehensive loss		-	-	-	-	(92)	-	(92)
		-	-	-	-	(92)	1,311,340	1,311,248
Transactions with owners:
Dividends		-	-	-	-	-	(883,929)	(883,929)
Issuance of common stocks		236,814	-	1,194,314	-	-	-	1,431,128
Dividend to hybrid bonds		-	-	-	-	-	(70,065)	(70,065)
Issuance of hybrid bonds		-	448,699	-	-	-	-	448,699
Acquisition of treasury stock		-	-	-	(150,448)	-	-	(150,448)
Disposition of treasury stock		-	-	-	554,357	-	-	554,357
Retirement of treasury stock		-	-	-	150,300	-	(150,325)	(25)
Changes in capital adjustments		-	-	(73)	73	-	-	-
		236,814	448,699	1,194,241	554,282	-	(1,104,319)	1,329,717
Balance at September 30, 2020 (Unaudited)	~~W~~	2,969,277	2,179,934	11,349,464	(45,718)	(7,512)	8,660,946	25,106,391

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

Nine-month periods ended September 30, 2020 and 2019

			Nine-month periods ended September 30
(In millions of Korean won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	1,314,318	1,195,787
Adjustments for:
Interest income	14		(49,750)	(29,845)
Interest expense	14		174,525	152,438
Dividend income	16		(1,386,640)	(1,320,944)
Net gain on financial instruments at fair value through profit or loss			(2,852)	(1,623)
Net gain on derivative instruments			(69,462)	-
Provision for(reversal of ) credit loss allowance	17		1,362	(8)
Employee costs			99	4,743
Depreciation and amortization	18		2,152	2,047
Net foreign currency translation loss			(3,688)	3,036
Other operating income			-	(2,333)
Non-operating expense			-	34
			(1,334,254)	(1,192,455)
Changes in assets and liabilities:
Due from banks at amortized cost			(750,000)	-
Financial instruments at fair value through profit or loss			(691,288)	665,840
Other assets			(159)	844
Defined benefit liabilities			(1,948)	(1,278)
Other liabilities			(5,055)	(6,142)
			(1,448,450)	659,264

Interest received			48,293	30,207
Interest paid			(175,869)	(144,828)
Dividend received			1,385,953	1,320,944
Income tax paid			-	(676)
Net cash inflow(outflow) from operating activities			(210,009)	1,868,243

Cash flows from investing activities
Acquisition of financial instruments at fair value through profit or loss			(100,000)	-
Lending of loans at amortized cost			(1,600,603)	(478,000)
Collection of loans at amortized cost			230,000	567,669
Acquisition of property and equipment			(639)	(1,022)
Acquisition of intangible assets			-	(1,329)
Disposal of intangible assets			-	1,200
Increase in other assets			-	(345)
Decrease in other assets			-	959
Acquisition of investments in subsidiaries			(71,489)	(2,977,196)
Net cash outflow from investing activities			(1,542,731)	(2,888,064)

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

Nine-month periods ended September 30, 2020 and 2019

			Nine-month periods ended September 30
(In millions of Korean won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from financing activities
Issuance of common stocks		~~W~~	1,154,815	-
Issuance of convertible preferred stocks			-	747,791
Issuance of hybrid bonds			448,699	199,476
Issuance of debt securities			1,761,250	2,801,400
Repayments of debt securities issued			(789,000)	(1,384,000)
Debenture issuance costs paid			(4,850)	(6,097)
Proceeds from borrowings			520,000	200,000
Payments of borrowings			(230,000)	(320,000)
Dividends paid			(953,586)	(818,871)
Acquisition of treasury stock			(150,448)	(444,077)
Disposition of and retirement cost of treasury stock			(3,033)	-
Repayments of lease liabilities			(1,253)	(1,185)
Net cash inflow from financing activities			1,752,594	974,437

Net decrease in cash and cash equivalents			(146)	(45,384)

Cash and cash equivalents at the beginning of the period	24		164	48,628

Cash and cash equivalents at the end of the period	24	~~W~~	18	3,244

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, financial performance or cash flows, is not presented in the accompanying separate interim financial statements.

(a)	Statement of compliance

These separate interim financial statements of the Company were prepared in accordance with Korean IFRS as part of the period covered by the Company’s Korean IFRS annual financial statements. They are prepared under Korean IFRS No.1034, ‘Interim Financial Reporting’, do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2019.

These interim financial statements are separate interim financial statements prepared in accordance with Korean IFRS No.1027, ‘Separate Financial Statements’ and the investments in a subsidiary, an associate or a venture are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates. The basic assumptions about estimates and estimates are constantly being reviewed, and changes in accounting estimates are recognized during the period over which estimates have changed and over the period over which they will be affected. The mid-term corporate tax expense is measured by applying the estimated average annual effective income tax rate, which can be applied to expected gross annual income.

In preparing these condensed separate interim financial statements, except for the method of estimation used to determine mid-term corporate tax costs, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2019.

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the nine-month period ended September 30, 2020. Accordingly, the expected default rate was re-estimated on June 30,2020 using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables for calculating the default rate. The Company will continue to monitor the impact of the COVID-19 on the economy and so on.

3. Significant accounting policies

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2019, except for the following amendments that has been applied for the first time since January 1, 2020 and as described in Note 2.(b).

(a) Amendments to Korean IFRS No.1001 ‘Presentation of financial statements’ and Korean IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

‘The definition of materiality’ has been clarified, and therefore materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. The amendments do not have a significant impact on the Company’s separate financial statements.

(b) Amendments to Korean IFRS No. 1103 'Business combination' – Definition of business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from lowering costs If all of the fair value of gross assets acquired is substantially concentrated in a single asset or a group of similar assets, an entity may elect to apply a concentration test, an optional test, to permit a simplified assessment of whether an acquired asset of activities and assets is not a business. The amendments do not have a significant impact on the Company’s separate financial statements.

(c) Amendments to Korean IFRS No.1116 ‘Lease’ - The practical expedient for the exemption, discount or deferral of rent related to COVID-19

As a practical expedient, the lessee may not evaluate whether the rent concession, such as the rent discount directly resulting from COVID-19, constitutes a change in the lease. The lessee with this choice shall account for changes in lease payments, such as rent discounts, consistently with the way the Standard specifies when those changes are not lease changes. The Company changed its accounting policy in accordance with the amendments made to Korean IFRS No.1116. The amended accounting policies were applied retrospectively in accordance with the transitional provisions in Korean IFRS No.1116. Retrospective application of accounting policies has no cumulative effect on the initial application to be reflected in retained earnings at the beginning of January 1, 2020 and the comparative financial statements presented have not been restated. The amount recognized in profit or loss does not exist to reflect changes in lease payments arising from rent discounts as a result of the amendment to the Korean IFRS No.1116 ‘Lease’

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the board of directors of the parent company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the parent company performs the risk management and supervision work by assisting the group's chief risk manager. Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management framework (continued)

ii-1) Risk Capital Management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

ii-2) Risk monitoring

The Group proactively, preemptively and periodically review risks that may impact our overall operations, through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the Company any factors that could have a material impact on the group-wide risk management, and the Company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to setting and changing limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contractual terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal observation data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Company used in its business plan and management strategy.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

The credit risk measurement factors were estimated through statistical methods developed internally based on the historical experience data.

Estimates of PD over a specified period are estimated by reflecting forward-looking information, based on a statistical model at a specific point of time and considering the distribution of ratings so that the counterparty or exposure is not concentrated on a specific rating.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Company reflects a period of expected credit loss measurement based on a contractual maturity. The Company takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure of Credit Risk

The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2020 and December 31, 2019 are as follows:

			September 30, 2020	December 31, 2019
Due from banks and loans at amortized cost (*1):	Banks	~~W~~	21	167
	Corporations		4,342,243	2,219,698
			4,342,264	2,219,865
Financial assets at fair value through profit or loss			1,133,893	443,377
Derivative assets			24,352	24,352
Other financial assets at amortized cost (*1)(*2)			485,269	580,196
		~~W~~	5,985,778	3,267,790

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) Comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information of financial assets by credit risk

Detailed information of financial assets at amortized costs on impairment as of September 30, 2020 and December 31, 2019 is as follows:

		September 30, 2020
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	21	-	21	-	21
Corporations		4,345,245	-	4,345,245	(3,002)	4,342,243
		4,345,266	-	4,345,266	(3,002)	4,342,264
Other financial assets at amortized cost		485,586	-	485,586	(317)	485,269
	~~W~~	4,830,852	-	4,830,852	(3,319)	4,827,533

		December 31, 2019
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	167	-	167	-	167
Corporations		2,221,322	-	2,221,322	(1,624)	2,219,698
		2,221,489	-	2,221,489	(1,624)	2,219,865
Other financial assets at amortized cost		580,529	-	580,529	(333)	580,196
	~~W~~	2,802,018	-	2,802,018	(1,957)	2,800,061

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of September 30, 2020 and December 31, 2019 was classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of abnormal assets, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds. The Company maintains the liquidity position of exceeding balance of assets with the remaining maturity of 30 days over the balance of liabilities with the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Equal to or 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	-	290,000	-	-	-	-	290,000
Debt securities issued		374,401	269,095	658,825	895,598	6,021,728	2,716,044	10,935,691
Other financial liabilities		52,425	434	16,045	16,502	41,150	-	126,556
	~~W~~	426,826	559,529	674,870	912,100	6,062,878	2,716,044	11,352,247
Derivatives
Net and total settlement (*)		-	-	-	-	132,000	-	132,000

		December 31, 2019
		Equal to or 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Debt securities issued	~~W~~	24,996	202,679	227,468	990,169	6,473,288	2,088,396	10,006,996
Other financial liabilities		13,495	26,983	35,306	829	69,809	-	146,422
	~~W~~	38,491	229,662	262,774	990,998	6,543,097	2,088,396	10,153,418
Derivatives
Net and total settlement (*)		-	-	-	-	132,000	-	132,000

(*) This is an option contract for the acquisition of the remaining stake in the Asia Trust Co., Ltd. and can be exercised from April 1, 2022 to December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Company uses various valuation techniques and is setting rational assumptions based on the present market situations.

Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,133,893	101,504	1,235,397
Derivative assets		-	-	24,352	24,352
		-	1,133,893	125,856	1,259,749
Liabilities
Derivative liabilities		-	-	17,687	17,687

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	443,377	-	443,377
Derivative assets		-	-	24,352	24,352
		-	443,377	24,352	467,729
Liabilities
Derivative liabilities		-	-	17,687	17,687

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

		September 30, 2020		December 31, 2019
		Financial assets at fair value through profit or loss	Net derivative instruments	Net derivative instruments
Beginning balance	~~W~~	-	6,665	-
Recognized in profit or loss		1,504	-	1,520
Acquisition		100,000	-	-
Purchases/issues		-	-	5,145
Ending balance	~~W~~	101,504	6,665	6,665

i-3) Valuation techniques and unobservable input variables in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of September 30, 2020 and December 31, 2019 are as follows:

	Classification	Valuation techniques	Type	Inputs
2020	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate
2019	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model (*)	Hybrid bonds	~~W~~	101,504	Volatility of interest rate	36.46%~90.91%
Derivative assets	Binomial model	Equity securities		24,352	Volatility of underlying assets	23.29%
				125,856
Financial liabilities
Derivative liabilities	Binomial model	Equity securities	~~W~~	17,687	Volatility of underlying assets	23.29%

(*) It was calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and input variables unobservable in markets (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of September 30, 2020 and December 31, 2019 is as follows (continued):

	December 31, 2019
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Binomial model	Equity securities	~~W~~	24,352	Volatility of underlying assets	23.29%

Financial liabilities
Derivative liabilities	Binomial model	Equity securities	~~W~~	17,687	Volatility of underlying assets	23.29%

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss) for the year as of September 30, 2020 and December 31, 2019 are as follows:

			September 30, 2020
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	1	(1)
	Derivative assets		2,030	(2,036)
	Derivative liabilities		2,016	(2,011)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

			December 31, 2019
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Derivative assets	~~W~~	2,030	(2,036)
	Derivative liabilities		2,016	(2,011)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks at amortized cost

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans at amortized cost	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020		December 31, 2019
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	750,021	750,021	167	167
Loans at amortized cost		3,592,243	3,645,545	2,219,698	2,243,720
Other financial assets		485,269	485,269	580,196	580,196
	~~W~~	4,827,533	4,880,835	2,800,061	2,824,083
Liabilities:
Borrowings	~~W~~	290,000	289,399	-	-
Debt securities issued		10,114,990	10,389,732	9,147,640	9,239,312
	~~W~~	10,404,990	10,679,131	9,147,640	9,239,312

ii-3)The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	750,021	750,021
Loans at amortized cost		-	-	3,645,545	3,645,545
Other financial assets		-	-	485,269	485,269
	~~W~~	-	-	4,880,835	4,880,835
Liabilities:
Borrowings	~~W~~	-	289,399	-	289,399
Debt securities issued		-	10,389,732	-	10,389,732
	~~W~~	-	10,679,131	-	10,679,131

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	167	167
Loans at amortized cost		-	-	2,243,720	2,243,720
Other financial assets		-	-	580,196	580,196
	~~W~~	-	-	2,824,083	2,824,083
Liabilities:
Debt securities issued	~~W~~	-	9,239,312	-	9,239,312
	~~W~~	-	9,239,312	-	9,239,312

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	750,021	-	-
Financial assets at fair value through profit or loss		1,235,397	-	-	-
Derivative assets		24,352	-	-	-
Loans at amortized cost		-	3,592,243	-	-
Other financial assets at amortized cost		-	485,269	-	-
	~~W~~	1,259,749	4,827,533	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	17,687	-
Borrowings		-	-	-	290,000
Debt securities issued		-	-	-	10,114,990
Other financial liabilities		-	-	-	159,369
	~~W~~	-	-	17,687	10,564,359

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	167	-	-
Financial assets at fair value through profit or loss		443,377	-	-	-
Derivative assets		24,352	-	-	-
Loans at amortized cost		-	2,219,698	-	-
Other financial assets at amortized cost		-	580,196	-	-
	~~W~~	467,729	2,800,061	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	17,687	-
Debt securities issued		-	-	-	9,147,640
Other financial liabilities		-	-	-	181,302
	~~W~~	-	-	17,687	9,328,942

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

5. Restricted due from banks

Restricted guaranteed deposits on bank accounts as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Other financial institution deposits	~~W~~	3	3
Waiting-for-purchase		750,000	-

6. Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,018,141	288,648
Beneficiary certificates in foreign currency		115,752	154,729
		1,133,893	443,377
Hybrid Bonds
Hybrid Bonds in Korean won		101,504	-
	~~W~~	1,235,397	443,377

7. Derivatives

(a) Details of the outstanding contract amount of derivatives held as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Equity related:
Over the counter:
Equity options	~~W~~	132,000	132,000

(b) The notional amounts and fair values of derivatives as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities

Equity related:
Over the counter:
Equity options	~~W~~	24,352	17,687	24,352	17,687

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

8. Financial assets at amortized cost

(a) Loans at amortized cost as of September 30, 2020 and December 31, 2019 are as follows:

			September 30, 2020	December 31, 2019
Corporate loans	Working capital	~~W~~	3,595,245	2,221,322
Less: allowance			(3,002)	(1,624)
		~~W~~	3,592,243	2,219,698

(b) Changes in total carrying amounts

Changes in total carrying amounts of financial assets at amortized cost and other assets for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

		September 30, 2020
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,600,603	-	-	-	-	-	1,600,603
Collection		(230,000)	-	-	-	-	-	(230,000)
Disposal		-	-	-	-	-	-	-
Other(*2)		3,320	-	-	654,911	-	-	658,231
Ending balance	~~W~~	3,595,245	-	-	1,235,607	-	-	4,830,852

(*1) Includes deposits for amortized cost and total carrying amounts of other assets.

(*2) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, increase in accrued income, changes in exchange rate and waiting-for-purchase.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

8. Loans at amortized cost

(b) Changes in total carrying amounts (continued)

Changes in total carrying amounts of financial assets at amortized cost and other assets for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,148,605	-	-	-	-	-	1,148,605
Collection		(179,000)	-	-	-	-	-	(179,000)
Disposal (*2)		(391,335)	-	-	-	-	-	(391,335)
Others (*3)		(3,283)	-	-	58,233	-	-	54,950
Ending balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018

(*1) Includes deposits for amortized cost and total carrying amount of other assets.

(*2) For capital management of the Group, the Company disposed of financial instruments which were originally acquired for the purpose of collecting principal and interest during the period, and recognized gain on sale of ~~W~~2,334 million.

(*3) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, and increase in accrued income.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

8. Loans at amortized cost (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowances for financial assets at amortized cost and other assets for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

		September 30, 2020
		Loans at amortized cost			Other assets(*)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,624	-	-	333	-	-	1,957
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provided(reversal)		1,378	-	-	(16)	-	-	1,362
Ending balance	~~W~~	3,002	-	-	317	-	-	3,319

(*) Includes the deposits at amortized costs and other assets.

		December 31, 2019
		Loans at amortized cost			Other assets (*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,669	-	-	379	-	-	2,048
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversal (*2)		(45)	-	-	(46)	-	-	(91)
Ending balance	~~W~~	1,624	-	-	333	-	-	1,957

(*1) Includes the allowances for due from banks and other assets at amortized cost.

(*2) Includes the reversal of credit loss allowance on the loans disposed.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

9. Investments in subsidiaries

Investments in subsidiaries as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd	100.0		982,775	100.0		982,775
Orange Life Insurance Co., Ltd (*1)	100.0		3,221,769	59.2		2,307,315
Shinhan Capital Co., Ltd	100.0		408,922	100.0		408,922
Jeju Bank	75.3		179,643	75.3		179,643
Shinhan BNP Paribas Asset Management Co., Ltd	65.0		91,565	65.0		91,565
Shinhan Alternative Investment Management Inc	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd	100.0		15,385	100.0		15,385
SHC Management Co., Ltd	100.0		8,655	100.0		8,655
Shinhan DS	100.0		13,026	100.0		13,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0		30,000	100.0		30,000
Asia Trust Co. Ltd	60.0		190,378	60.0		190,378
Shinhan AI Co., Ltd	100.0		42,000	100.0		42,000
Neoplux Co., Ltd(*2)	96.8		73,325	-		-
		~~W~~	29,968,054		~~W~~	28,980,275

(*1) During the period ended September 30, 2020, the Company acquired the remaining stocks of Orange Life Insurance Co., Ltd excluding the stocks owned by the end of the previous year out of the total issued shares, and Orange Life Insurance Co., Ltd. became a wholly owned subsidiary.

(*2) During the period ended September 30, 2020, the Company acquired 96.77% of shares in Neoplux Co, Ltd.

10. Borrowings

Details of borrowings as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount

Borrowings in Korean won	3.01	~~W~~	290,000	-	~~W~~	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11. Debt securities issued

Details of debt securities issued as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.81 ~ 3.56	~~W~~	8,605,000	1.41 ~ 3.56	~~W~~	8,230,000
Subordinated debt securities issued	3.44		350,000	3.44		350,000
Discount			(7,385)			(7,929)
			8,947,615			8,572,071

Debt securities issued in foreign currency :
Debt securities issued	1.37		586,750	-		-
Subordinated debt securities issued	3.34		586,750	3.34		578,900
Discount			(6,125)			(3,331)
			1,167,375			575,569
		~~W~~	10,114,990		~~W~~	9,147,640

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	22,059	22,137
Fair value of plan assets		(16,653)	(17,286)
Recognized defined benefit liabilities	~~W~~	5,406	4,851

(b) Net income(loss) relating to the defined benefit liabilities

Net income(loss) relating to defined benefit liabilities for the three-month and nine-month period ended September 30, 2020 and 2019 is as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine- month	Three-month	Nine- month
Current service costs	~~W~~	570	1,700	486	1,451
Net interest expense on the net defined benefit liabilities		35	103	26	79
	~~W~~	605	1,803	512	1,530

(*) Profit or loss arising from defined benefit liabilities is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

13. Equity

(a) Equity as of September 30, 2020 and December 31, 2019 is as follows:

		September 30, 2020	December 31, 2019
Capital stock
Common stock(*1)	~~W~~	2,607,812	2,370,998
Preferred stock		361,465	361,465
		2,969,277	2,732,463

Hybrid bonds		2,179,934	1,731,235

Capital surplus
Share premium(*1)		11,349,464	10,155,150
Other		-	73
		11,349,464	10,155,223

Capital adjustments		(45,718)	(600,000)

Accumulated other comprehensive loss		(7,512)	(7,420)
Retained earnings
Legal reserve(*2)		2,304,596	2,191,678
Regulatory reserve for loan losses		11,988	8,728
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,342,362	6,251,519
		8,660,946	8,453,925
	~~W~~	25,106,391	22,465,426

(*1) During the nine-month period ended September 30, 2020, it increased due to common stock issued when the Company acquired residual shares of Orange Life Insurance Co., Ltd and third-party allocation paid-in capital increase. The cost deducted from the issuing capital is ~~W~~14.8 billion.

(*2)Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

13. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2020 and December 31, 2019 are as follows:

	Issue date	Maturity date	Interest rate (%)		September 30, 2020	December 31, 2019
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	-	3.77		134,683	134,683
	September 15, 2017	-	4.25		89,783	89,783
	April 13, 2018	-	4.08		134,678	134,678
	April 13, 2018	-	4.56		14,955	14,955
	August 29, 2018	-	4.15		398,679	398,679
	June 28, 2019	-	3.27		199,476	199,476
	September 17, 2020		3.12		448,699	-
Hybrid bonds in USD	August 13, 2018	-	5.88		559,526	559,526
				~~W~~	2,179,934	1,731,235

(*) During the period ended September 30, 2020, the deduction for capital related to hybrid bonds issued is ~~W~~1,302 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition. In addition, if it is decided not to pay out dividends, the interest for the above bonds may also not be paid.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

13. Equity (continued)

(d) Capital adjustments

Changes in accumulated capital adjustments for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Beginning balance	~~W~~	(600,000)	(155,923)
Acquisition of treasury stock		(150,448)	(444,077)
Disposition of treasury stock		554,430	-
Retirement of treasury stock		150,300	-
Ending balance	~~W~~	(45,718)	(600,000)

(e) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 were as follows:

		September 30, 2020	December 31, 2019
Beginning balance	~~W~~	(7,420)	(5,449)
Remeasurement of the defined benefit liabilities		(127)	(2,719)
Tax effect		35	748
Ending balance	~~W~~	(7,512)	(7,420)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won, except per share data)

13. Equity (continued)

(f) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between the allowance for credit losses under Korean IFRS and that as required by the Regulations in the account of regulatory reserves for loan losses at the end of each book closing.

i) Changes in regulatory reserve for loan losses for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Beginning balance	~~W~~	11,988	8,728
Planned regulatory reserve for loan losses		8,781	3,260
Ending balance	~~W~~	20,769	11,988

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the nine-month period ended September 30, 2020 and 2019 were as follows:

		September 30, 2020	September 30, 2019
Profit for the period	~~W~~	1,311,340	1,198,691
Provision for regulatory reserve for loan losses		(8,781)	481
Profit for the period adjusted for regulatory reserve	~~W~~	1,302,559	1,199,172
Basic and diluted earnings per share in Korean won factoring in regulatory reserve (*)	~~W~~	2,487	2,391

(*) Dividends for hybrid bonds were deducted.

(g) Treasury stock

The acquisition of treasury stock during the nine-month period ended September 30, 2020 and the year ended December 31, 2019 is as follows:

		September 30, 2020
		Beginning balance	Acquisition (*)	Disposal (*)	Retirement	Ending balance
The number of shares		13,882,062	5,039,584	13,882,062	5,035,658	3,926
Carrying value	~~W~~	600,000	150,448	600,000	150,300	148

(*) Treasury stocks were disposed of in stock exchange with Orange Life Co., Ltd., and the fractional lot stocks occurred during the stock exchange were re-acquired.

		December 31, 2019
		Beginning balance	Acquisition(*)	Disposal	Ending balance
The number of shares		3,648,659	10,233,403	-	13,882,062
Carrying value	~~W~~	155,923	444,077	-	600,000

(*) To improve the shareholder value, the Company entered the treasury stock contract with Samsung Securities Co., Ltd. to acquire the treasury stock.

(h) Dividends declared and paid by the Company for the nine-month period ended September 30, 2020 are as follows:

		September 30, 2020
Common stock (~~W~~1,850 per share)	~~W~~	851,587
Convertible preferred stock (~~W~~1,850 per share)		32,342
	~~W~~	883,929

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

14. Net interest income

Net interest income for the three-month and nine-month period ended September 30, 2020 and 2019 is as follows:

		September 30, 2020		September 30, 2019
Interest income:		Three-month	Nine-month	Three-month	Nine-month
Due from banks at amortized cost	~~W~~	9	73	594	1,542
Loans at amortized cost		18,825	49,526	8,424	28,105
Others		50	151	67	198
		18,884	49,750	9,085	29,845
Interest expense:
Borrowings in Korean won		(2,881)	(6,627)	(29)	(1,785)
Debt securities issued in Korean won		(57,312)	(167,872)	(52,414)	(150,615)
Others		(7)	(26)	(11)	(38)
		(60,200)	(174,525)	(52,454)	(152,438)
Net interest expense	~~W~~	(41,316)	(124,775)	(43,369)	(122,593)

15. Net fees and commission income

Net fees and commission income for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine-month	Three-month	Nine-month
Fees and commission income:
Royalty	~~W~~	15,225	46,682	12,438	37,315
Other		6	14	3	8
		15,231	46,696	12,441	37,323
Fees and commission expense:
Others		(71)	(312)	(397)	(751)
Net fees and commission income	~~W~~	15,160	46,384	12,044	36,572

16. Dividend income

Dividends income for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine-month	Three-month	Nine- month
Dividend from subsidiaries	~~W~~	-	1,385,063	38,800	1,320,944
Dividend income from hybrid bond		892	1,577	-	-
	~~W~~	892	1,386,640	38,800	1,320,944

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

17. Provision for (reversal of) credit losses allowance

Provision for (reversal of) credit losses allowance for the three-month and nine-month period ended September 30, 2020 and 2019 is as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine-month	Three-month	Nine- month
Provision for(reversal of) credit losses allowance	~~W~~	(589)	(1,362)	91	8

18. General and administrative expenses

General and administrative expenses for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine-month	Three-month	Nine-month
Salaries:
Salary expenses and bonuses	~~W~~	7,785	22,637	8,452	27,809
Severance benefits		605	1,803	512	1,530
Rent		195	675	172	569
Lease		56	166	33	196
Entertainment		541	1,493	531	1,551
Depreciation		731	2,109	694	1,995
Amortization		14	43	13	52
Taxes and dues		175	542	145	475
Advertising		10,491	26,166	8,850	23,096
Others		4,509	16,462	4,385	15,961
	~~W~~	25,102	72,096	23,787	73,234

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won, except per share data)

19. Share-based payments

The stock-based payment agreements held by the Company as of September 2020 are as follows:

(a) Stock options granted as of September 30, 2020 are as follows:

	6th grant (*)	7th grant (*)

Type	Cash payment	Cash payment

Grant date	March 20, 2007	March 19, 2008

Exercise price in Korean won	~~W~~54,560	~~W~~49,053

Number of shares granted	1,301,050	808,700

Contractual exercise period	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2020	58,764	36,162
Exercised	58,764	-
Balance at September 30, 2020	-	36,162

Fair value per option in Korean won	~~W~~0	~~W~~10 (Expiration of contractual exercise period : May 17, 2021) ~~W~~156 (Expiration of contractual exercise period : Sep 17, 2021)

(*) The equity instruments granted are fully vested as of September 30, 2020 and the weighted average exercise price in Korean won for 36,162 stock options outstanding at September 30, 2020 is ~~W~~49,053.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won, except per share data)

19. Share-based payments (continued)

(b) Performance based stock compensation

Performance based stock compensation granted as of September 30, 2020 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions (*1)	Linked to relative stock price (20.0%) and linked to management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)

Estimated number of shares vested at September 30, 2020	57,795	1,886,823

Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222 for the expiration of exercising period from 2018 to 2019	~~W~~ 27,600

(*1) Starting from 2020, Shinhan Financial Group Co., Ltd and Shinhan Bank will apply solvency index (20.0%) addition to relative stock index (20.0%) and management index (60.0%).

(*2) Based on performance-based stock compensation, the average price of the weighted average share price for the past two months, the past one month, and the past one week from the day before the reference date (4 years after the grant date, 5 years for the deferred target) is paid in cash, and the fair value of the reference price to be paid in the future is evaluated as the closing price.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won, except per share data)

19. Share-based payments (continued)

(c) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(17)	(24)	(41)
Performance shares		(1,686)	(15,341)	(17,027)
	~~W~~	(1,704)	(15,369)	(17,073)

		September 30, 2019
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(2)	(15)	(17)
7th		(3)	(6)	(9)
Performance shares		3,219	24,318	27,537
	~~W~~	3,214	24,306	27,520

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won, except per share data)

19. Share-based payments (continued)

(d) Share-based compensation payable and intrinsic value

In accordance with the stock-based compensation agreements by the Company, the share-based payments as of September 30, 2020 and December 31, 2019 are as follows.

		September 30, 2020
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries (*2)	Total
Stock options granted:
7th	~~W~~	2	3	5
Performance shares		5,772	48,802	54,574
	~~W~~	5,774	48,805	54,579

(*1) The intrinsic value of share-based payments is ~~W~~54,574 million as of September 30, 2020. For calculating, the quoted market price of ~~W~~27,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of September 30, 2020, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~48,805 million.

		December 31, 2019
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries (*2)	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*1) The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price of ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2019, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~81,383 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won, except per share data)

20. Income taxes

Income tax expense(income) for the three-month and nine-month period ended September 30, 2020 and 2019 is as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine- month	Three-month	Nine- month
Current income tax expense	~~W~~	-	-	-	-
Temporary differences		1,923	2,943	(525)	(3,462)
Income tax recognized directly in equity		-	35	-	558
Income tax expense(income)	~~W~~	1,923	2,978	(525)	(2,904)

21. Earnings(losses) per share

Basic and diluted earnings (losses) per share for the three-month and nine-month period ended September 30, 2020 and 2019 is as follows:

		September 30, 2020		September 30, 2019
		Three- month	Nine- month	Three- month	Nine- month
Net profit (loss) for the period	~~W~~	(10,783)	1,311,340	(4,576)	1,198,691
Less:
Dividends to hybrid bonds		29,171	70,065	21,274	58,366
Net profit (loss) available for common stock	~~W~~	(39,954)	1,241,275	(25,850)	1,140,325

Weighted average number of common stocks outstanding (*)		496,150,887	495,527,512	480,904,128	477,194,141
Basic and diluted earnings (loss) per share in Korean won	~~W~~	(81)	2,505	(54)	2,390

(*) The number of ordinary shares issued is 516,526,835, and the above weighted average number of shares are calculated by reflecting the treasury stocks and 17,482,000 convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

22. Revenue

Revenue for the three-month and nine-month period ended September 30, 2020 and 2019 is as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine- month	Three-month	Nine- month
Dividend income	~~W~~	892	1,386,640	38,800	1,320,944
Fees and commission income		15,231	46,696	12,441	37,323
Interest income		18,884	49,750	9,085	29,845
Gain on financial assets at fair value through profit or loss		45,123	77,975	5,049	15,132
Gain on foreign currency transaction		109	31,141	13,912	29,302
Provision for credit loss allowance		-	-	91	8
Gain on disposal of loans		-	-	-	2,334
	~~W~~	80,239	1,592,202	79,378	1,434,888

23. Commitments and contingencies

(a) Commitments

The Company entered into the share purchase agreement with the shareholder of Asia Trust Co., Ltd. to buy 60% of Asia Trust Co., Ltd., which also includes the right of the Company to buy additional 35% of Asia Trust Co., Ltd. Under the terms of the agreement, the Company has the right to purchase shares held by shareholders of Asian Trust Co., Ltd., and in response, shareholders of Asia Trust Co., Ltd. have the right to request the Company to purchase.

As of September 30, 2020, derivative assets and liabilities are recognized at ~~W~~24,352 million and ~~W~~17,687 million, respectively, according to the agreement (Note 7).

(b) Contingencies

As of September 30, 2020, there is one lawsuit (~~W~~ 481 million in litigation) pending as a defendant. The results of the lawsuit are not expected to have a significant impact on the financial statements, but additional losses may occur.

24. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	18	164

(b) Non-cash transactions amounted to ~~W~~887,916 million occurred in order to acquire the remaining shares of Orange Life Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

24. Statement of cash flows (continued)

(c) Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2020	~~W~~	-	9,147,640	2,256	9,149,896
Changes from cash flows		290,000	967,400	(1,253)	1,256,147
Changes from non-cash flows:
Amortization of discount on debentures		-	2,589	26	2,615
Foreign currency difference		-	(2,639)	-	(2,639)
Changes from others:		-	-	147	147
Balance at September 30, 2020	~~W~~	290,000	10,114,990	1,176	10,406,166

		September 30, 2019
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2019	~~W~~	125,000	7,812,358	-	7,937,358
Changes from cash flows		(120,000)	1,411,303	(1,185)	1,290,118
Changes from non-cash flows:
Amortization of discount on debentures		-	2,143	38	2,181
Foreign currency difference		-	3,230	-	3,230
Changes from others:		-	-	2,919	2,919
Balance at September 30, 2019	~~W~~	5,000	9,229,034	1,772	9,235,806

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

25. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of the related parties in accordance with Korean IFRS No.1024, and discloses the amount of transactions between the Company and the related parties and the balance of bonds and payables. For details of the subsidiaries, refer to 'Note 9'.

(a) Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

Related party	Account		September 30, 2020		September 30, 2019
			Three-month	Nine- month	Three-month	Nine- month
Revenue:
Shinhan Bank	Interest income	~~W~~	49	146	65	195
〃	Fees and commission income		9,609	28,827	8,075	24,225
〃	Dividend income		-	890,000	-	890,000
〃	Reversal of credit losses		(23)	81	-	-
Shinhan Card Co., Ltd.	Interest income		8,252	25,609	4,878	13,384
〃	Fees and commission income		3,064	9,191	2,066	6,204
〃	Dividend income		-	330,724	-	337,744
Shinhan Investment Corp.	Interest income		5,348	10,731	97	213
〃	Fees and commission income		1,119	3,356	1,153	3,458
〃	Dividend income		-	7,391	-	20,000
Shinhan Life Insurance Co., Ltd.	Interest income		-	-	-	4,769
〃	Fees and commission income		597	1,792	603	1,808
〃	Dividend income		-	50,000	-	-
〃	Reversal of credit losses		-	2	-	283
Shinhan Capital Co., Ltd.	Interest income		3,780	10,358	2,902	8,030
〃	Fees and commission income		302	906	257	770
〃	Dividend income		892	20,475	-	15,480
Jeju Bank	Fees and commission income		55	163	162	486
〃	Dividend income		-	2,420	-	2,310
〃	Reversal of credit losses		-	1	-	-
Shinhan Credit Information Co., Ltd.	Fees and commission income		-	2	5	16
〃	Dividend income		-	-	-	1,000

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

25. Related party transactions (continued)

(a) Significant transactions with the related parties for the nine-month period ended September 30, 2020 and 2019 are as follows (continued):

Related party	Account		September 30, 2020		September 30, 2019
			Three-month	Nine- month	Three-month	Nine- month
Revenue(continued):
Shinhan Alternative Investment Management Inc..	Interest income	~~W~~	137	293	29	88
〃	Fees and commission income		8	23	3	9
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		35	105	27	82
〃	Dividend income		-	13,585	-	11,115
Shinhan DS	Interest income		130	388	129	386
〃	Fees and commission income		5	13	7	22
Shinhan AITAS Co., Ltd.	Fees and commission income		25	75	21	62
〃	Dividend income		-	3,994	-	2,995
Shinhan Savings Bank	Interest income		674	1,707	485	1,447
〃	Fees and commission income		77	229	49	146
〃	Dividend income		-	5,000	-	1,500
Shinhan REITs Management Co., Ltd	Fees and commission income		19	58	12	35
〃	Reversal of credit losses		(2)	-	-	-
Orange Life Insurance Co., Ltd	Fees and commission income		249	1,622	-	-
	Dividend income		-	63,050	38,800	38,800
Asian Trust Co., Ltd	Fees and commission income		68	334	-	-
		~~W~~	34,469	1,482,651	59,825	1,387,062

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

25. Related party transactions (continued)

(a) Significant transactions with the related parties for the nine-month period ended September 30, 2020 and 2019 are as follows (continued):

Related party	Account		September 30, 2020		September 30, 2019
			Three-month	Nine- month	Three-month	Nine- month
Expense:
Shinhan Bank	Interest expenses	~~W~~	2	9	2	11
〃	General and administrative expenses		283	894	304	971
	Provision for credit losses		-	-	73	27
Shinhan Card Co., Ltd.	Interest expenses		1	2	1	2
〃	General and administrative expenses		14	40	11	37
〃	Provision for credit losses		104	109	11	155
Shinhan Investment Corp.	Interest expenses		52	164	50	161
	Fee expenses (*)		-	1,800	-	-
〃	General and administrative expenses		(7)	6	-	-
〃	Provision for credit losses		187	479	10	13
Shinhan Life Insurance Co., Ltd.	Interest expenses		1	4	4	12
〃	General and administrative expenses		149	374	238	404
Shinhan Capital Co., Ltd.	Provision for credit losses		13	162	(5)	71
Shinhan Credit Information Co., Ltd.	Provision for credit losses		1	1	-	1
Shinhan Alternative Investment Management Inc.	Provision for credit losses		35	316	3	6
Shinhan DS	General and administrative expenses		981	3,009	1,106	3,413
〃	Provision for credit losses		222	222	1	25
Shinhan Savings Bank	Provision for credit losses		3	158	9	11
Shinhan REITs Management Co., Ltd.	Provision for credit losses		-	-	2	1
Orange Life Insurance, Ltd.	Interest expenses		359	1,074	356	1,065
Shinhan AI Co., Ltd.	General and administrative expenses		12	12	-	-
	Provision for credit losses		-	1	-	-
		~~W~~	2,412	8,836	2,176	6,386

(*) Capital transaction costs are deducted directly from equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

25. Related party transactions (continued)

(b) Significant balances with the related parties as of September 30, 2020 and December 31, 2019 are as follows:

Creditor	Debtor	Account		September 30, 2020	December 31, 2019
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Due from banks	~~W~~	21	167
〃	〃	Other assets		251,032	405,869
〃	〃	Property and equipment		277	1,120
〃	Shinhan Card Co.,Ltd.	Loans		1,669,400	1,463,120
〃	〃	Reserve for loan losses		(875)	(767)
〃	〃	Other assets		113,661	112,096
〃	〃	Property and equipment		141	84
〃	Shinhan Investment Cop.	Due from banks		750,000	-
〃	〃	Loans		978,845	104,202
〃	〃	Reserve for loan losses		(521)	(79)
〃	〃	Other assets		62,584	13,941
〃	Shinhan Life Insurance Co., Ltd.	Other assets		4,567	8,818
〃	〃	Property and equipment		-	441
	Orange Life Insurance Co., Ltd	Other assets		2	-
〃	Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*)		101,504	-
〃	〃	Loans		730,000	530,000
〃	〃	Reserve for loan losses		(552)	(401)
〃	〃	Other assets		38,431	23,655
〃	Jeju Bank	Other assets		1,444	2,567
〃	Shinhan BNP Paribas Asset Management Co., Ltd	Other assets		1,087	1,722
〃	Shinhan Alternative Investment Management Inc.	Loans		43,000	-
〃	〃	Reserve for loan losses		(316)	-
〃	〃	Other assets		944	987
〃	Shinhan Credit Information Co., Ltd.	Other assets		975	570
〃	Shinhan DS	Loans		24,000	24,000
〃	〃	Reserve for loan losses		(252)	(54)
〃	〃	Other assets		2,434	1,211
〃	〃	Property and equipment		460	-
〃	Shinhan Savings Bank	Loans		150,000	100,000
〃	〃	Reserve for loan losses		(485)	(324)
〃	〃	Other assets		5,830	6,907

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

25. Related party transactions (continued)

(b) Significant balances with the related parties as of September 30, 2020 and December 31, 2019 are as follows (continued):

Creditor	Debtor	Account		September 30, 2020	December 31, 2019
Assets:
〃	Shinhan AITAS Co., Ltd.	Other assets		498	824
〃	Asia Trust Co., Ltd.	Other assets		76	-
〃	Shinhan REITS management	Other assets		1,290	590
〃	Shinhan AI Co., Ltd.	Other assets		201	-
			~~W~~	4,929,703	2,801,266
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	845	975
Shinhan Card Co., Ltd.	〃	Other liabilities		484	526
Shinhan Investment Corp.	〃	Other liabilities		15,760	12
Shinhan Life Insurance Co., Ltd.	〃	Other liabilities		30,100	35,179
Orange Life Insurance, Co., Ltd.	〃	Loans (in Korean won)		54,937	55,000
〃	〃	Other liabilities		264	264
Shinhan Capital Co., Ltd.	〃	Other liabilities		1	1
Shinhan DS	〃	Other liabilities		216	914
Shinhan A.I. Co.Ltd.	〃	Other liabilities		-	1
			~~W~~	102,607	92,872

(*) A transaction to purchase hybrid bonds issued by Shinhan Capital Co., Ltd.

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of September 30, 2020 and December 31, 2019 are as follows:

Related parties		September 30, 2020	December 31, 2019
Right-of-use assets
Shinhan Bank.	~~W~~	277	1,120
Shinhan Card Co., Ltd.		141	84
Shinhan Life Insurance Co., Ltd.		-	441
	~~W~~	418	1,645

Lease liabilities
Shinhan Bank.	~~W~~	228	916
Shinhan Card Co., Ltd.		145	87
Shinhan Life Insurance Co., Ltd.		-	471
	~~W~~	373	1,474

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

25. Related party transactions (continued)

(d) Financing transaction

Major financing transactions with related parties for the nine-month period ended the September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Beginning balance	Loan	Acquisition	Collection	Others(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	1,463,120	200,000	-	-	6,280	1,669,400
Shinhan Investment Corp.		104,202	1,107,603	-	230,000	(2,961)	978,844
Shinhan Capital Co., Ltd.		530,000	200,000	100,000	-	1,504	831,504
Shinhan Alternative Investment Management Inc.		-	43,000	-	-	-	43,000
Shinhan Savings Bank		100,000	50,000	-	-	-	150,000
Shinhan DS		24,000	-	-	-	-	24,000
	~~W~~	2,221,322	1,600,603	100,000	230,000	4,823	3,696,748

(*) Other financing transactions are amounts due to financial asset evaluation and foreign currency translation.

		September 30, 2019
		Beginning balance	Loan	Collection	Disposal	Ending balance
Shinhan Card Co., Ltd.	~~W~~	700,000	200,000	-	-	900,000
Shinhan Life Insurance Co., Ltd.		391,335	-	-	391,335	-
Shinhan Capital Co., Ltd.		450,000	230,000	150,000	-	530,000
Shinhan Alternative Investment Management Inc.		5,000	-	-	-	5,000
Shinhan Savings Bank		100,000	-	-	-	100,000
Shinhan DS		-	48,000	24,000	-	24,000
	~~W~~	1,646,335	478,000	174,000	391,335	1,559,000

(e) Management Compensation

Compensation for key management executives for the three-month and nine-month periods ended September 30, 2020 and 2019 is as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine- month	Three-month	Nine- month
Salaries	~~W~~	715	2,287	901	2,701
Severance benefits		12	37	11	34
Share-based payment expenses(*)		53	(516)	274	1,389
	~~W~~	780	1,808	1,186	4,124

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Investment Corp., the subsidiary, acquired bonds of both ~~W~~ 40,000 million and ~~W~~ 120,000 million issued by the Company for the periods ended September 30, 2019 and 2020 respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

26. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the nine-month period ended September 30, 2020. Accordingly, the expected default rate was re-estimated on June 30, 2020 using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables for calculating the default rate. The Company will continue to monitor the impact of the COVID-19 on the economy.